FORM 6-K

[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ________ Form 40-F ____X____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____X____ No ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

460932

The following documents are hereby incorporated by reference as additional exhibits into Registration Statement No. 333-13920 with the exhibit numbers as set forth below.

Exhibit No.	
1.1	Purchase Agreement dated May 30, 2002 between Falconbridge Limited and the underwriters listed therein*
4.7	Annual Information Form dated March 15, 2002 for the year ended December 31, 2001 (incorporated to Form 40-F filed on March 29, 2002)
4.8	Audited comparative consolidated financial statements, and the related notes thereto, as at and for the years ended December 31, 2001 and 2000 and the Auditors' Report thereon contained in the 2001 Annual Report of he Company (incorporated by reference to Form 6-K filed on March 21, 2002)
4.9	Management's Discussion and Analysis of financial condition and results of operations contained in the 2001 Annual Report of the Company (incorporated by reference to Form 6-K filed on March 21, 2002)
4.10	Management Information Circular dated March 1, 2002 for the Company's annual meeting of shareholders held on April 19, 2002 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) (incorporated by reference to Form 6-K filed on March 21, 2002)
4.11	Unaudited interim comparative consolidated financial statements and the related notes thereto as at and for the three months ended March 31, 2002 and 2001 and press release of the Company dated April 19, 2002 containing management's discussion and analysis of financial condition and results of operations relating thereto (incorporated by reference to Form 6-K filed on April 23, 2002)
4.12	Material Change Report dated May 27, 2002 relating to certain changes in our senior management (incorporated by reference to Form 6-K filed on May 29, 2002)
5.4	Consent letter of McCarthy Tétrault LLP dated May 30, 2002*
23.1	Consent letter of Deloitte and Touche LLP dated May 30, 2002*
23.2	Short form comfort letter of Deloitte & Touche LLP dated May 30, 2002*

*Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

May 31, 2002

By: P.D. Lafrance – Assistant Secretary

Exhibit 1.1

EXECUTION COPY

FALCONBRIDGE LIMITED

(an Ontario corporation)

7.35% Notes due 2012

PURCHASE AGREEMENT

Dated: May 30, 2002

TRDOCS01/56537.8

Table of Contents

FALCONBRIDGE LIMITED
(an Ontario corporation)

US$250,000,000 7.35% Notes due 2012

PURCHASE AGREEMENT

May 30, 2002

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
As Representative of the several Underwriters
North Tower
World Financial Center
New York, New York 10281

Ladies and Gentlemen:

Falconbridge Limited, an Ontario corporation (the "**Company**"), confirms its agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A hereto (collectively, the "**Underwriters**", which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Merrill Lynch is acting as representative (in such capacity, the "**Representative**"), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective principal amounts set forth in said Schedule A of US$250,000,000 aggregate principal amount of the Company's 7.35% Notes due 2012 (the "**Securities**"). The Securities are to be issued pursuant to a trust indenture dated as of August 21, 1995 between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "**Trustee**"), as supplemented by a first supplemental indenture dated as of September 12, 2001 among the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada (collectively, the "Indenture"). The term "Indenture," as used herein, includes the Officer's Certificate (as defined in the Indenture) establishing the form and terms of the Securities pursuant to Sections 201 and 301 of the Indenture.

The Company has prepared and filed a preliminary short form base shelf prospectus and a final short form base shelf prospectus in respect of the Securities with the Ontario Securities Commission (the "**Reviewing Authority**") and has been issued a MRRS decision document under National Policy 43-201: Mutual Reliance Review System for Prospectuses and AIFs (a "**Receipt**") by the Reviewing Authority for such preliminary short form base shelf prospectus and final short form base shelf prospectus. The term "**Canadian Basic Prospectus**" means the short form base prospectus of the Company dated October 1, 2001 at the time the Reviewing Authority issued its final Receipt with respect thereto in accordance with the rules and procedures established under the securities laws, rules, regulations and published policy statements applicable in the Province of Ontario (the "**Ontario Securities Law**") and National Instrument 44–101: Short Form Prospectus Distributions and National

Instrument 44-102: Shelf Distributions (collectively, the "**Shelf Procedures**"). The term "**Canadian Prospectus**" means the prospectus supplement relating to the offering of the Securities first filed with the Reviewing Authority pursuant to the Shelf Procedures following the execution of this Agreement by the parties hereto, together with the Canadian Basic Prospectus for which a final Receipt was issued by the Reviewing Authority, including all documents incorporated therein by reference; provided that prior to the time of filing such prospectus supplement, "**Canadian Prospectus**" shall mean the Canadian Basic Prospectus including all documents incorporated therein by reference together with any preliminary prospectus supplement relating to the offering of the Securities used by the Underwriters.

The Company has also filed with the Securities and Exchange Commission (the "**Commission**") a registration statement on Form F-9 (No. 333-13920) providing for the registration of the Company's debt securities, including the Securities, under the Securities Act of 1933, as amended (the "**1933 Act**") and the rules and regulations of the Commission thereunder (the "**1933 Act Regulations**"). Such registration statement, which includes the Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission), in the form heretofore delivered or to be delivered to the Underwriters, including exhibits to such registration statements and all documents incorporated by reference in the prospectus contained therein, has become effective pursuant to Rule 467. Such registration statement, including any exhibits and all documents incorporated therein by reference, as of the time it became effective, and in the event of any post-effective amendments, as of the date of the effectiveness of such amendment, is referred to herein as the "**Registration Statement**". The prospectus included in the Registration Statement shall be referred to herein as the "**U.S. Basic Prospectus**", and the U.S. Basic Prospectus together with the prospectus supplement relating to the offering of the Securities first filed with the Commission pursuant to General Instruction II.K of Form F-9 following the execution of this Agreement by the parties hereto is referred to herein as the "**U.S. Prospectus**"; provided that, prior to the filing of such supplement, the term "U.S. Prospectus" shall mean the U.S. Basic Prospectus together with any preliminary prospectus supplement relating to the offering of the Securities used by the Underwriters.

The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the "**Form F-X**"). The Company has also caused the Trustee to prepare and file with the Commission a Statement of Eligibility under the Trust Indenture Act of 1939, as amended (the "**1939 Act**") on Form T-1 (the "**Form T-1**").

The Company understands that the Underwriters propose to make a public offering of the Securities in the United States as soon as the Representative deems advisable after this Agreement has been executed and delivered and the Indenture has been qualified under the 1939 Act.

SECTION 1. Representations and Warranties.

(a) *Representations and Warranties by the Company.*

The Company represents and warrants to each Underwriter as of the date hereof and as of the Closing Time referred to in Section 2(b) hereof, and agrees with each Underwriter, as follows:

(i) *Final Receipt; Effectiveness; No Stop Order.* The Reviewing Authority has issued a final Receipt dated October 1, 2001 with respect to the Canadian Basic Prospectus evidencing the final filing, and no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or, to the best of the Company's knowledge, threatened by the Reviewing Authority, and any request on the part of the Reviewing Authority for additional information has been complied with. The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act, and no proceedings for such purpose have been instituted or are pending before or, to the best of the Company's knowledge, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

(ii) Compliance *with U.S. and Canadian Securities Laws.* (A) As of their respective dates, each document filed or to be filed with the Reviewing Authority and incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with the requirements of Ontario Securities Law and the Shelf Procedures and, as of their respective dates, none of such documents contained or will contain when so filed an untrue statement of a material fact or omitted or will omit when so filed to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (B) the Canadian Prospectus and the Registration Statement, together with any documents filed in connection therewith and all documents incorporated by reference therein, will have been delivered to the Representative within one day after the date of this Agreement and, since the time that the Reviewing Authority issued a Receipt for the Canadian Basic Prospectus, no other document with respect to the Canadian Basic Prospectus or the Registration Statement, any amendment thereto or any document incorporated by reference therein has been or will be filed or transmitted for filing with the Reviewing Authority or the Commission by or on behalf of the Company, except for (x) the prospectus supplement in the form previously delivered to the Representative and (y) any other documents filed or transmitted for filing subsequent to the time that the Reviewing Authority issued a Receipt for the Canadian Basic Prospectus, copies of which have been delivered to the Representative; (C) the Company meets the general eligibility requirements for use of Form F-9 under the 1933 Act and is eligible to use the Shelf Procedures and is eligible to file a short form prospectus with the Reviewing Authority; (D) as of the date of the execution of this Agreement by the parties hereto and as of the Closing Time, the information and statements contained in the Canadian Basic Prospectus and the Canadian Prospectus constitute, and will constitute, full, true and plain disclosure of all material facts; (E) on the date each is filed, and at the Closing Time, the U.S. Basic Prospectus conformed, and will conform, to the Canadian

Basic Prospectus and as of the date hereof and at the Closing Time, the U.S. Prospectus conforms to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission; (F) each document, if any, filed or to be filed pursuant to the 1934 Act and incorporated by reference in the U.S. Prospectus complied or will comply when so filed in all material respects with the 1934 Act and the applicable rules and regulations of the Commission thereunder; (G) the Registration Statement, when it became effective and at the Closing Time, did not contain and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (H) when the Registration Statement became effective and at the Closing Time, each of the Registration Statement, the U.S. Basic Prospectus and the U.S. Prospectus complies, and will comply, in all material respects with the requirements of the 1933 Act, the 1933 Act Regulations, the 1939 Act and the rules and regulations of the Commission under the 1939 Act (the "**1939 Act Regulations**"); and (I) the U.S. Prospectus does not contain and, as amended or supplemented, if applicable, at the Closing Time will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this Section 1(a)(ii) do not apply to (1) information, statements or omissions in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus based upon information relating to an Underwriter furnished to the Company in writing by such Underwriter through the Representative expressly for use therein or (2) to that part of the Registration Statement that constitutes the Trustee's Statement of Eligibility on Form T-1.

(iii) *Independent Accountants.* Deloitte & Touche LLP, who are reporting upon the audited financial statements of the Company and its subsidiaries included or incorporated by reference in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus are independent within the meaning of the Business Corporations Act (Ontario), Ontario Securities Law and any other applicable Canadian securities laws and regulations and policies thereunder, and are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

(iv) *Financial Statements.* The consolidated financial statements included or incorporated by reference in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, together with the related schedules and notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of earnings, shareholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said consolidated financial statements comply as to form with the applicable accounting requirements of the 1933 Act, the Business Corporations Act (Ontario), the Ontario Securities Law and the laws of Canada therein and have been prepared in conformity with generally accepted accounting principles in Canada ("**Canadian GAAP**") applied on a consistent basis throughout the periods involved. The selected financial data and the summary financial information included in the U.S. Prospectus and the Canadian Prospectus presents fairly the information shown therein and has been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus.

(v) *No Material Adverse Change in Business.* Since the respective dates as of which information is given in the Registration Statement, in the U.S. Prospectus and in the Canadian Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "**Material Adverse Effect**"), (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) except for regular quarterly dividends on the common shares, the Preferred Shares Series 1 and the Preferred Shares Series 2 of the Company in amounts per share that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(vi) *Good Standing of the Company.* The Company has been duly amalgamated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and in the Canadian Prospectus and to enter into and perform its obligations under this Agreement, except where the failure to have such power or authority (other than corporate power and capacity) would not reasonably be expected to result in a Material Adverse Effect; and the Company is duly registered to transact business as an extra-provincial corporation and is in good standing in each other jurisdiction in which such registration is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(vii) *Good Standing of Subsidiaries.* Each "significant subsidiary" of the Company (as such term is defined in Rule 1-02 of Regulation S-X) (each a "**Subsidiary**" and, collectively, the "**Subsidiaries**") has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and in the Canadian Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock of such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary. The only subsidiaries of the Company are (a) the subsidiaries listed on Exhibit A hereto and (b) certain other subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X. The Company or one of its subsidiaries owns 44% of Compania Minera Dona Ines de Collahuasi S.C.M. ("Collahuasi") (which owns and operates the Collahuasi mine referred to in the Corporation's Annual Information Form dated March 15, 2002), free and clear of any pledge, lien, security interest, charge, claim or encumbrance, except for the joint venture agreement between the shareholders of Collahuasi in respect thereof and a pledge and grant of security interest therein in favor of certain lenders to Collahuasi.

(viii) *Capitalization.* The authorized, issued and outstanding capital stock of the Company as at March 31, 2002 is as set forth in the U.S. Prospectus and in the Canadian Prospectus in the column entitled "Actual" under the caption "Capitalization". The shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any security holder of the Company.

(ix) *Authorization of Agreement.* This Agreement has been duly authorized, executed and delivered by the Company.

(x) *Authorization of the Indenture.* The Indenture has been duly authorized by the Company and duly qualified under the 1939 Act and the 1939 Act Regulations and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder; the Indenture complies with all applicable provisions of the Business Corporations Act (Ontario).

(xi) *Authorization of the Securities.* The Securities have been duly authorized and, at the Closing Time (as defined below), will have been duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(xii) *Description of the Securities and the Indenture.* The Securities and the Indenture will conform in all material respects to the respective statements relating thereto contained in the U.S. Prospectus and in the Canadian Prospectus and will be in substantially the respective forms filed as exhibits to the Registration Statement.

(xiii) *Absence of Defaults and Conflicts.* Neither the Company nor any of its subsidiaries is in violation of its charter, by-laws or other governing agreements or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, "**Agreements and Instruments**") except for such defaults that would not reasonably be expected to result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, the Indenture and the Securities and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the U.S. Prospectus and in the Canadian Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder and under the Indenture and the Securities have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Event or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or other governing agreements of the Company or any subsidiary, or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any subsidiary or any of their assets, properties or operations. As used herein, a "**Repayment Event**" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary of the Company.

(xiv) *Absence of Labor Dispute.* No labor dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would reasonably be expected to result in a Material Adverse Effect.

(xv) *Absence of Proceedings.* There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any subsidiary, which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(xvi) *Accuracy of Exhibits; Filings in Canada.* There are no contracts or documents which are required to be described in the Registration Statement, in the U.S. Prospectus or in the Canadian Prospectus or to be filed as exhibits thereto which have not been so described and filed as required.

Additionally, there are no reports or information that in accordance with the requirements of Ontario Securities Laws must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents, other than the prospectus supplement relating to the Securities and a copy of this Agreement, required to be filed with the Reviewing Authority in connection with the Canadian Prospectus that have not been filed as required.

(xvii) *Possession of Intellectual Property.* The Company and its subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "**Intellectual Property**") necessary to carry on the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(xviii) *Absence of Further Requirements.* No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement or for the due execution, delivery or performance of the Indenture by the Company, except such as have been already obtained or as may be required under Ontario Securities Law, the 1933 Act or the 1933 Act Regulations or state securities laws and except for the qualification of the Indenture under the 1939 Act.

(xix) *Possession of Licenses and Permits.* The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "**Governmental Licenses**") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them; the Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Effect.

(xx) *Title to Property.* The Company and its subsidiaries have good and marketable title to all real property owned by the Company and its subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as would not reasonably be expected to have a Material Adverse Effect; and all of the mining leases, exploitation permits, exploitation concessions, mining concessions, mining claims (collectively, "**Mining Rights**"), leases and subleases of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the U.S. Prospectus and in the Canadian Prospectus, are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to result in a Material Adverse Effect; and neither the Company nor any subsidiary has any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the Mining Rights, leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the Mining Rights or of the leased or subleased premises under any such lease or sublease, except such claims as would not reasonably be expected to result in a Material Adverse Effect.

(xxi) *Compliance with Cuba Act.* The Company has complied with, and is and will be in compliance with, the provisions of that certain Florida act relating to disclosure of doing business with Cuba, codified as Section 517.075 of the Florida statutes, and the rules and regulations thereunder, or is exempt therefrom.

(xxii) *Investment Company Act.* The Company is not, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the U.S. Prospectus and in the Canadian Prospectus will not be, an "investment company" or an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the "**1940 Act**").

(xxiii) *Environmental Laws.* Except as described in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus and except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, provincial, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "**Hazardous Materials**") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "**Environmental Laws**"), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xxiv) *Taxes and Duties.*

(a) All interest and other distributions and payments on the Securities held by holders thereof who are not resident in, or deemed to be resident in, Canada for purposes of the Income Tax Act (Canada) will not be subject to withholding or other taxes under the laws and regulations of Canada or any political subdivision thereof and are otherwise free and clear of any other tax, withholding or deduction in Canada or any political subdivision thereof without the necessity of obtaining any Governmental Licenses in Canada or any political subdivision thereof.

(b) Except as described in the U.S. Prospectus and Canadian Prospectus, or as has already been paid or authorized for payment, no stamp duty or similar tax or duty is payable under applicable laws or regulations in connection with the creation, issuance or delivery of the Securities, the transfer of any of the Securities or with respect to the execution and delivery of any performance by the respective parties under this Agreement or any other documents pertaining to this offering.

(c) No withholding tax or other taxes imposed under the federal laws of Canada or the laws of the Province of Ontario will be payable in respect of the payment of the commissions contemplated by this Agreement to an Underwriter, provided the Underwriter deals at arm's length with the Company (as such term is understood for purposes of the *Income Tax Act* (Canada)), and that such commissions are payable in respect of services rendered by the Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

(d) No goods and services tax imposed under the federal laws of Canada will be payable in respect of the payment of the commissions as contemplated by this Agreement to an Underwriter, provided that any such commissions are in respect of services performed by the Underwriter wholly outside of Canada.

(xxv) Compliance with Sanction Regulations. Neither the sale of the Securities by the Company hereunder nor the use of proceeds thereof will cause any U.S. person participating in the Offering, either as underwriter and/or purchasers of the Securities, to violate the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any enabling legislation or executive order relating thereto (the "Sanctions Regulations").

(xxvi) *Foreign Corrupt Practices Act*. Neither the Company, its subsidiaries and the businesses now run by the Company and its subsidiaries, nor any of their respective officers or directors, nor, to the knowledge of the Company, any of their respective supervisors, managers, agents, or employees have, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder.

(xxvii) *Proven and Provable Reserves*. The information set forth or incorporated by reference in the Canadian Prospectus and the U.S. Prospectus relating to the estimates by the Company of the proven and probable mineral reserves and of the measured, indicated and inferred mineral resources as at the dates specified have been reviewed and verified by the Company and the reserve and resource information has been prepared in accordance with generally accepted definitions and criteria applicable in the mining industry in Canada, including, but not limited to, the requirements of National Instrument 43-101—Standards of Disclosure for Mineral Projects;

(xxviii) *Market Manipulation*. Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any of its affiliates or any person acting on behalf of any of them has, directly or indirectly, (x) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities, or (y) since the filing of the Registration Statement (I) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, the Securities or (II) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(xxix) *No Event of Default*. On and as of the date hereof, no event has occurred or is continuing which constitutes, or with notice or lapse of time would constitute, an Event of Default (as defined in the Indenture).

(xxx) *No Approvals Required for U.S. Dollar Payments.* Except as described in the U.S. Prospectus and Canadian Prospectus, no exchange control authorization or any other authorization, approval, consent or license of any governmental authority or agency of or in or any political subdivision thereof is required, and no prohibitions exist against, for the payment by the Company of any amounts in United States dollars pursuant to the terms of the Indenture, the Securities, this Agreement or any other documents pertaining to this offering.

(xxxi) *Choice of Law; Consent to Jurisdiction; Appointment of Agent to Accept Service of Process*. The Company has the power to submit and pursuant to Section 11 of this Agreement and Section 113 of the Indenture has legally, validly, effectively and irrevocably submitted to the non-exclusive personal jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of New York, New York County (including, in each case, any appellate courts therefrom) in any suit, action or proceeding against it arising out of or related to any of the documents pertaining to this offering or with respect to its obligations, liabilities or any other matter arising out of or in connection with the sale of Securities by the Company under this Agreement and has validly and irrevocably waived any objection to the venue of a proceeding in any such court; and has the power to designate, appoint and empower and pursuant to Section 11 of this Agreement and Section 113 of the Indenture has legally, validly, effectively and irrevocably designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any federal or state court in the State of New York.

(xxxii) *Waiver of Immunities*. The Company, and its obligations under the documents pertaining to this offering, are subject to civil and commercial law and to suit and neither the Company nor any of its properties, assets or revenues have any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any New York State or U.S. federal court, as the case may be, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution or enforcement of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations or liabilities or any other matter under or arising out of or in connection with this Agreement or any other documents pertaining to this offering; and, to the extent that the Company or any of the properties, assets or revenues of the Company may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waived or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in such documents pertaining to this offering.

(b) *Officer's Certificates.*

Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representative or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a) *Securities.*

On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price set forth in Schedule B, the aggregate principal amount of Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional principal amount of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

(b) *Payment.*

Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the offices of McCarthy Tétrault LLP, or at such other place as shall be agreed upon by the Representative and the Company, at 9:00 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called "**Closing Time**").

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representative for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder.

(c) *Denominations; Registration.*

Certificates for the Securities shall be in such denominations (US$1,000 or integral multiples thereof) and registered in such names as the Representative may request in writing at least one full business day before the Closing Time. The Securities, which may be in temporary form, will be made available for examination and packaging by the Representative in The City of New York not later than 10:00 A.M. (Eastern time) on the business day prior to the Closing Time.

SECTION 3. Covenants of the Company.

The Company covenants with each Underwriter as follows:

(a) *Compliance with Securities Regulations and Commission Requests.*

Prior to the termination of the offering of the Securities, the Company will not file any amendment or supplement to the Registration Statement or supplement to the Canadian Prospectus unless the Company has furnished the Representative a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Representative objects. Subject to the foregoing sentence, the Company will prepare the Canadian Prospectus and the U.S. Prospectus in relation to the Securities in a form approved by the Representative and shall file (i) such Canadian Prospectus and a copy of this Agreement with the Reviewing Authority in accordance with Ontario Securities Law and the Shelf Procedures and (ii) such U.S. Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 not later than the Commission's close of business on the business day following the date of the filing thereof with the Reviewing Authority. The Company will promptly file all reports required to be filed by it with the Reviewing Authority pursuant to Ontario Securities Law and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period will advise the Representative, promptly after it receives notice thereof, of the time when any amendment to the Canadian Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Basic Prospectus or any amended Canadian Prospectus or U.S. Prospectus has been filed with the Reviewing Authority or the Commission, of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Basic Prospectus, the Canadian Prospectus, the U.S. Basic Prospectus or the U.S. Prospectus or for additional information relating to the Securities; and, the Company will make every reasonable effort to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly make every effort to obtain the withdrawal of such order.

(b) *Filing of Amendments.*

If, at any time when a prospectus relating to the Securities is required to be delivered under the 1933 Act, any event occurs as a result of which the Canadian Prospectus or the U.S. Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Prospectus or the U.S. Prospectus to comply with Ontario Securities Law, the 1933 Act or the 1934 Act, or the respective rules thereunder, the Company promptly will (1) notify the Representative of such event, (2) prepare and file with the Reviewing Authority and the Commission, subject to the first sentence of paragraph (a) of this

Section 3, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Canadian Prospectus, U.S. Prospectus and Registration Statement to the Representative in such quantities as it may reasonably request.

(c) *Delivery of Filed Documents.*

The Company has furnished or will deliver to the Representative and counsel for the Underwriters, without charge, signed copies of the Canadian Basic Prospectus and the Canadian Prospectus, approved, signed and certified as required by the Ontario Securities Law and signed and conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein and including a signed copy of the Form F-X), signed copies of all consents and certificates of experts and as many copies of the U.S. Prospectus and of the Canadian Prospectus (each as amended or supplemented) as such Underwriter may reasonably request.

(d) *Blue Sky Qualifications.*

The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as the Representative may designate and to maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect so long as required for the sale of the Securities. The Company will also supply the Underwriters with such information as is necessary for the determination of the legality of the Securities for investment under the laws of such jurisdictions as the Underwriters may request.

(e) *Rule 158.*

The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(f) *Use of Proceeds.*

The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the U.S. Prospectus and in the Canadian Prospectus under "Use of Proceeds".

(g) *Restriction on Sale of Securities.*

During a period of 90 days from the date of the U.S. Prospectus and of the Canadian Prospectus, the Company will not, without the prior written consent of Merrill Lynch, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities of the Company.

(h) Compliance with Sanctions Regulations.

Neither the Company nor any of its subsidiaries will take, directly or indirectly, any action that will result in a violation by any U.S. person participating in the offering of the Sanctions Regulations with respect to the sale of the Securities hereunder and the use of proceeds thereof. Without limiting the foregoing, the Company will not use the proceeds of the sale of the Securities to fund any activities or business with any entity or individual with respect to which U.S. persons are prohibited from doing business under the Sanctions Regulations.

SECTION 4. Payment of Expenses.

(a) *Expenses.*

The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, any preliminary prospectuses, the U.S. Basic Prospectus, the U.S. Prospectus, the Canadian Basic Prospectus, the Canadian Prospectus and any amendments or supplements thereto, and the cost of furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, any agreement among Underwriters, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters including any stamp or transfer taxes in connection with the original issuance and sale of the Securities, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including the filing fees incident to any necessary filings under state securities laws and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the blue sky survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each preliminary prospectus and of the U.S. Prospectus and the Canadian Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of the blue sky survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities and (ix) any fees payable in connection with the rating of the Securities, (x) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by the National Association of Securities Dealers, Inc. (the "**NASD**") of the terms of the sale of the Securities and (xi) all expenses in connection with the marketing of the Securities. It is understood, however, that, except as otherwise specifically provided in this Section 4(a) and Section 4(b) hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make, including the expenses of any "tombstone" advertisement related to the offering of the Securities; provided, that no such tombstone advertising shall be published without the prior approval of the Company, which approval shall not be unreasonably withheld.

(b) *Termination of Agreement.*

If this Agreement is terminated by the Representative in accordance with the provisions of Section 5 or Section 9(a) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5. Conditions of Underwriters' Obligations.

The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) *Effectiveness of Canadian Prospectus and Registration Statement.*

The Canadian Prospectus has been filed with the Reviewing Authority under the Shelf Procedures and a Receipt obtained therefor; the U.S. Prospectus has been filed with the Commission pursuant to General Instruction II.K of Form F-9 under the 1933 Act within the applicable time period prescribed for filing and the Registration Statement has become effective; and at Closing Time: no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; no order of the Reviewing Authority to cease distribution of the Securities under the Canadian Prospectus as amended or supplemented has been issued, and no proceedings for such purpose have been instituted or threatened; and all requests for additional information on the part of the Commission or the Reviewing Authority shall have been complied with.

(b) *Opinion of Counsel for Company.*

At Closing Time, the Representative shall have received the favorable opinions, addressed to the Underwriters and dated as of Closing Time, of Fried, Frank, Harris, Shriver & Jacobson and McCarthy Tétrault LLP, U.S. and Canadian counsel for the Company, respectively, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the other Underwriters to the effect set forth in Exhibit B and C hereto.

(c) *Opinion of Counsel for Underwriters.*

At Closing Time, the Representative shall have received the favorable opinions, dated as of Closing Time, of Shearman & Sterling and Osler, Hoskin & Harcourt LLP, U.S. and Canadian counsel for the Underwriters, respectively, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the issuance and sale of the Securities, the Indenture and other related matters as the Representative may reasonably require. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions in the case of Shearman & Sterling, other than the law of the State of New York and the federal law of the United States and in the case of Osler, Hoskin & Harcourt LLP, other than the law of the Province of Ontario and the federal law of Canada, upon the opinions of counsel satisfactory to the Representative. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(d) *Officers' Certificate.*

At Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the U.S. Prospectus and in the Canadian Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Commission or the Reviewing Authority and no proceedings for that purpose have been instituted or are pending or are contemplated by the Commission or the Reviewing Authority.

(e) *Accountants' Comfort Letter.*

At the time of the execution of this Agreement, the Representatives shall have received from Deloitte & Touche LLP a letter dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus.

(f) *Bring-down Comfort Letter.*

At Closing Time, the Representative shall have received from Deloitte & Touche LLP a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time.

(g) *Maintenance of Rating.*

At Closing Time, the Securities shall be rated at least Baa3 by Moody's Investors Service Inc., BBB- by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. and BBB (high) by Dominion Bond Rating Service Limited, and the Company shall have delivered to the Representative a letter dated as of Closing Time, from each such rating agency, or other evidence satisfactory to the Representative, confirming that the Securities have such ratings; and since the date of this Agreement, there shall not have occurred a downgrading in the rating assigned to the Securities or any of the Company's other debt securities by any "nationally recognized statistical rating agency", as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of the Securities or any of the Company's other debt securities.

(h) *Additional Documents.*

At Closing Time, the Company shall have furnished to the Representative such further information, certificates and documents as the Representative may reasonably request and counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(i) *No Objection.*

The NASD has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

(j) *Termination of Agreement.*

If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8 and 11 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) *Indemnification of Underwriters.*

The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or the U.S. Basic Prospectus or the U.S. Prospectus or the Canadian Basic Prospectus or the Canadian Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through Merrill Lynch expressly for use in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the U.S. Prospectus or the Canadian Basic Prospectus or the Canadian Prospectus (or any amendment or supplement thereto); provided, further, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent that the Company shall sustain the burden of proving that any such loss, liability, claim, damage or expense resulted from the fact that such Underwriter, in contravention of a requirement of this Agreement or applicable law, sold Securities to a person to whom such Underwriter failed to send or give, at or prior to the Closing Date, a copy of the U.S. Prospectus or Canadian Prospectus, as then amended or supplemented if: the Company has previously furnished copies thereof (sufficiently in advance of the Closing Date and in sufficient quantity to allow for distribution by the Closing Date) to the Underwriters and the loss, liability, claim, damage or expense of such Underwriter resulted from an untrue statement or omission of a material fact contained in or omitted from the U.S. preliminary prospectus supplement or Canadian preliminary prospectus supplement which was corrected in the U.S. Prospectus or Canadian Prospectus as, if applicable, amended or supplemented prior to the Closing Date and such U.S. Prospectus or Canadian Prospectus, as applicable, was required by law to be delivered at or prior to the written confirmation of sale to such person.

(b) *Indemnification of Company, Directors and Officers.*

Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement or the Canadian Basic Prospectus or the Canadian Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the U.S. Prospectus or the Canadian Basic Prospectus or the Canadian Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by any Underwriter through Merrill Lynch expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the U.S. Basic Prospectus or the U.S. Prospectus or the Canadian Basic Prospectus or the Canadian Prospectus (or any amendment or supplement thereto).

(c) *Actions against Parties; Notification.*

Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by Merrill Lynch, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) *Settlement without Consent if Failure to Reimburse.*

If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution.

If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discount received by the Underwriters, in each case as set forth on the cover of the U.S. Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters' respective obligations to contribute pursuant to this Section are several in proportion to the principal amount of Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8. Representations, Warranties and Agreements to Survive Delivery.

All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person, or by or on behalf of the Company, and shall survive delivery of the Securities to the Underwriters.

SECTION 9. Termination of Agreement.

(a) *Termination; General.*

The Representative may terminate this Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the U.S. Prospectus and in the Canadian Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of Falconbridge Limited has been suspended or materially limited by the Commission, the Reviewing Authority, or The Toronto Stock Exchange, or if trading generally on the American Stock Exchange or the New York Stock Exchange or in the Nasdaq National Market or The Toronto Stock Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the Reviewing Authority, the National Association of Securities Dealers, Inc. or any other governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear Systems in Europe or with respect to The Canadian Depository For Securities Limited in Canada, or (iv) if a banking moratorium has been declared by any United States Federal, New York State or Canadian authorities.

(b) *Liabilities.*

If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8 and 11 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters.

If one or more of the Underwriters shall fail at Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the "**Defaulted Securities**"), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

(a) if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Securities to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(b) if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company, except the expenses to be borne by the Company and the Underwriters as provided in Section 4 hereof and the indemnity and contribution agreements in Sections 6 and 7 hereof.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either the Representative or the Company shall have the right to postpone Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, U.S. Prospectus or Canadian Prospectus or in any other documents or arrangements. As used herein, the term "Underwriter" includes any person substituted for an Underwriter under this Section.

SECTION 11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation

System (or any successor) (together with any successor, the "**Agent for Service**"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or New York state court in the Borough of Manhattan in The City of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service and written notice of said service to the Company (mailed or delivered to its Corporate Secretary at its principal office in Toronto, Ontario, Canada), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.

The Company hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement brought in the United States federal courts located in The City of New York or the courts of the State of New York and hereby further irrevocably and unconditionally, to the fullest extent permitted by law, waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law; *provided*, *however*, that nothing in this paragraph shall require the Company to attorn to the jurisdiction of any court, other than any United States federal or state court located in the Borough of Manhattan, The City of New York, as provided above.

The provisions of this Section shall survive any termination of this Agreement, in whole or in part.

SECTION 12. Judgment Currency.

The Company, on the one hand, and each Underwriter, on the other, agrees to indemnify the other party against any loss incurred by such party as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "**Judgment Currency**") other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such party is able to purchase United States dollars with the amount of the Judgment Currency actually received by such party. The foregoing indemnity shall constitute a separate and independent obligation of the Company and each Underwriter and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "**rate of exchange**" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

SECTION 13. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representative at North Tower, World Financial Center, New York, New York 10281, attention of Transaction Management (fax: (201) 671-4211 and (212) 449-1012; and notices to the Company shall be directed to it at Falconbridge Limited, Suite 1200, 95 Wellington Street West, Toronto, Ontario, Canada, M5J 2V4, Canada, attention of Julia K. Sievwright.

SECTION 14. Parties.

This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15. GOVERNING LAW AND TIME.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 16. Effect of Headings.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 17. Counterparts.

This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters and the Company in accordance with its terms.

Very truly yours,
FALCONBRIDGE LIMITED

By: (signed)*"Dean Chambers"*
Name: Dean R. Chambers
Title: Treasurer

By: (signed) *"Robert Telewiak"*
Name: Robert Telewiak
Title: Vice-President

CONFIRMED AND ACCEPTED,
as of the date first above written:

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By: (signed) *"Nancy L. Kennan"*
Authorized Signatory

For itself and as Representative of the other Underwriters named in Schedule A hereto.

SCHEDULE A

Underwriter	Principal Amount of Securities
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$125,000,000
Deutsche Bank Securities Inc	37,500,000
Goldman, Sachs & Co.	37,500,000
CIBC World Markets Corp.	12,500,000
RBC Dominion Securities Corporation	12,500,000
Scotia Capital (USA) Inc.	12,500,000
Trilon International Inc.	12,500,000
Total	US$250,000,000

SCHEDULE B

FALCONBRIDGE LIMITED

US$250,000,000 7.35% Notes due 2012

1. The initial public offering price of the Securities shall be 99.874% of the principal amount thereof, plus accrued interest, if any, from the date of issuance.

2. The purchase price to be paid by the Underwriters for the Securities shall be 99.224 % of the principal amount thereof.

3. The interest rate on the Notes shall be 7.35% per annum.

4. The Notes will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption.

Exhibit A

SIGNIFICANT SUBSIDIARIES

Name	**Percentage Ownership**
Falconbridge Limited	100
Falconbridge Nikkelverk, Aktieselskap	100
New Quebec Raglan Mines Limited	100
Societe miniere Raglan du Quebec Ltee	100
Falconbridge (Japan) Ltd.	100
Falconbridge Dominicana, C. por A.	85.26
Natresco Incoroprated	100
Falconbridge U.S., Inc.	100
Falconbridge International (Investments) Limited	100
Falconbridge International Limited	100
Falconbridge Europe S.A.	100
Falconbridge Chile S.A.	100
CMDIC Holdings Limited	100
Falconbridge Collahuasi Limited	100
CMLB Holdings Limited	100
Compania Minera Falconbridge Lomas Bayas	100

Exhibit 5.4

Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario
Canada M5K 1E6
Telephone: 416 362-1812
Facsimile: 416 868-0673
www.mccarthy.ca

May 30, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island, Department of Justice
Securities Commission of Newfoundland
Government of the Northwest Territories
Government of Yukon
Government of Nunavut

Dear Sirs/Mesdames:

Re: Falconbridge Limited (the "*Corporation*")

We refer you to the prospectus supplement dated May 30, 2002 (the "Prospectus Supplement") to the short form base shelf prospectus dated October 1, 2001, relating to an offering of Notes of the Corporation. In the Prospectus Supplement, reference is made to the opinions of this firm under the headings "Enforceability of Certain Civil Liabilities" and "Description of the Notes - Enforceability of Judgements". We hereby consent to being named in the Prospectus Supplement, to the inclusion of the reference to the opinions of this firm and to the use of our opinions.

We also confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to above or that are within our knowledge as a result of the services we have performed to render these opinions.

This letter is provided in compliance with applicable securities legislation and policies and is not to be used for any other purpose.

Yours truly,

"McCarthy Tétrault LLP"

Exhibit 23.1

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

May 30, 2002

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Administrator, The Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Registrar of Companies and Securities, Newfoundland
Corporate Affairs, Justice Services Division, Government of Yukon
Registrar of Securities, Government of Northwest Territories
Nunavat Legal Registries, Government of Nunavut

Dear Sirs/Mesdames:

RE: FALCONBRIDGE LIMITED (the "Company")

We refer to the prospectus supplement of the Company dated May 30, 2002 to a short form base shelf prospectus dated October 1, 2001, relating to the sale and issue of US $250,000,000 of Notes.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement, of our report dated January 30, 2002 to the shareholders of the Company on the following financial statements:

- Consolidated statements of financial position as at December 31, 2001 and 2000;
- Consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 2001 and 2000.

We report that we have read the prospectus supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported and which are incorporated by reference in the prospectus supplement or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

"Deloitte & Touche LLP"

Chartered Accountants

Deloitte
Touche
Tohmatsu

Exhibit 23.2

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

May 30, 2002

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Administrator, The Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Registrar of Companies and Securities, Newfoundland
Corporate Affairs, Justice Services Division, Government of Yukon
Registrar of Securities, Government of Northwest Territories
Nunavat Legal Registries, Government of Nunavut

Dear Sirs/Mesdames:

RE: FALCONBRIDGE LIMITED (the "Company")

We are the auditors of the Company and under date of January 30, 2002, we reported on the following financial statements of the Company incorporated by reference in the prospectus supplement dated May 30, 2002 relating to the sale and issue of US $250,000,000 of Notes.

- Consolidated statements of financial position as at December 31, 2001 and 2000;
- Consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 2001 and 2000.

The prospectus supplement also incorporates by reference the following unaudited interim consolidated financial statements of the Company:

- Consolidated statements of financial position as at March 31, 2002;
- Consolidated statements of earnings, shareholders' equity and cash flows for the three-month periods ended March 31, 2002 and 2001

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2001. Although we have performed an audit for the year ended December 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2001 and for the year then ended, but not on the consolidated financial statements for any interim period within that year.

Deloitte
Touche
Tohmatsu

Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim consolidated financial statements, or on the financial position, results of operations or cash flows of the Company as at any date or for any period subsequent to December 31, 2001.

We have, however, performed reviews of the unaudited interim consolidated financial statements of the Company as at March 31, 2002 for the three-month periods ended March 31, 2002 and 2001. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these unaudited interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

"Deloitte & Touche LLP"

Chartered Accountants

Deloitte
& Touche

Filed pursuant to General Instruction II.K. of Form F-9; File No. 333-13920

PROSPECTUS SUPPLEMENT

(To prospectus dated October 1, 2001)

US$250,000,000
FALCONBRIDGE LIMITED
7.35% Notes due 2012

We will pay interest on the notes on June 5 and December 5 of each year, beginning December 5, 2002. The notes will mature on June 5, 2012. We may redeem some or all of the notes at any time at 100% of their principal amount plus a make-whole premium described in this prospectus supplement.

The notes will be unsecured obligations and will rank equally with our unsecured senior indebtedness. The notes will be issued only in registered form in denominations of US$1,000.

Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page S-7 of this prospectus supplement.

	Per Note	Total
Public offering price (1)	99.874%	US$249,685,000
Underwriting commission	.65%	US$1,625,000
Proceeds, before expenses, to us	99.224%	US$248,060,000

(1) Plus accrued interest from June 5, 2002 if settlement occurs after that date

The effective yield of the notes, if held to maturity, is approximately 7.37%.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements which are different from United States disclosure requirements. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and in Canada. You should read the tax discussion under "Certain Income Tax Considerations" beginning on page S-22 of this prospectus supplement. This prospectus supplement and the accompanying prospectus may not fully describe these tax consequences.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, some or all of our officers and directors and some or all of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and most of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The earnings coverage ratio, as calculated in accordance with Canadian securities legislation, is less than one-to-one.

Brascan Corporation indirectly owns more than 20% of the voting securities of Trilon International Inc., one of the underwriters. Brascan also owns approximately 40% of the voting securities of Noranda Inc., which in turn owns, as at May 28, 2002, approximately 57% of our outstanding common shares. Accordingly, we are a related and connected issuer of Trilon under Canadian securities legislation. See "Underwriting".

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the purchase agreement referred to under "Underwriting". The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 5, 2002.

Merrill Lynch & Co.

Deutsche Bank Securities **Goldman, Sachs & Co.**

CIBC World Markets **RBC Capital Markets** **Scotia Capital** **Trilon International Inc.**

The date of this prospectus supplement is May 30, 2002.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus dated October 1, 2001, is referred to as the "prospectus" in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the Ontario Securities Commission and incorporated by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada, or to any resident of Canada, except in certain circumstances exempt from the prospectus requirements of applicable securities laws in Canada.

Except on the cover page, and in the "The Offering" and "Description of the Notes" sections, references in this prospectus supplement to the "Company", "we", "us" and "our" refer to Falconbridge Limited and its subsidiaries and joint ventures.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of Canada, a majority of our assets are located outside of the United States, and most of our directors and officers are residents of Canada. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by McCarthy Tétrault LLP, our Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes and certain other conditions listed in the "Description of the Notes — Enforceability of Judgments" section were also met. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the notes offered hereunder. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the prospectus:

(a) Annual Information Form dated March 15, 2002 for the year ended December 31, 2001;

(b) audited comparative consolidated financial statements, and the related notes thereto, as at and for the years ended December 31, 2001 and 2000 and the Auditors' Report thereon contained in the 2001 Annual Report of the Company;

(c) Management's Discussion and Analysis of financial condition and results of operations contained in the 2001 Annual Report of the Company;

(d) Management Information Circular dated March 1, 2002 for the Company's annual meeting of shareholders held on April 19, 2002 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);

(e) unaudited interim comparative consolidated financial statements and the related notes thereto as at and for the three months ended March 31, 2002 and 2001 and press release of the Company dated April 19, 2002 containing management's discussion and analysis of financial condition and results of operations relating thereto; and

(f) Material Change Report dated May 27, 2002 relating to certain changes in our senior management.

Copies of the documents incorporated by reference herein may be obtained on request without charge from Julia K. Sievwright, Secretary and Assistant General Counsel, Falconbridge Limited, Suite 1200, 95 Wellington Street West, Toronto, Canada, M5J 2V4, telephone (416) 956-5700.

Any document of the type referred to above (excluding confidential material change reports) filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

The following table sets forth certain exchange rates based on the noon buying rate in Toronto, Ontario as reported by the Bank of Canada (the "noon buying rate"). Such rates are set forth as United States dollars per Cdn.$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On May 30, 2002, the inverse of the noon buying rate was US$0.6519 equals Cdn.$1.00.

	Year Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001	2002
Low	0.6537	0.6413	0.6242	0.6340	0.6199
High	0.6929	0.6973	0.6695	0.6695	0.6342
Average(1)	0.6745	0.6726	0.6446	0.6509	0.6262
Period end	0.6929	0.6666	0.6279	0.6340	0.6275

(1) The average of the daily exchange rates on the last day of each month during the applicable period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this prospectus supplement and the prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate" and similar expressions are generally intended to identify forward-looking statements. Such statements, including those under "Outlook" in Management's Discussion and Analysis incorporated by reference in this prospectus supplement and the prospectus, represent internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, or future economic performance.

The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond our ability to control or predict. These risks and uncertainties include, among other things, business and economic conditions in the principal markets for our products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian-U.S. dollar exchange rate and other exchange rates, political unrest or instability in countries where we are active, risks involved in mining, processing and exploration activities, uncertainty of reserve estimates and production estimates, environmental risks, interest rate and counterparty risks, market competition and labor relations, and other risks and uncertainties described under "Risk Factors" in this prospectus supplement or described from time to time in our reports and filings with the Canadian and U.S. securities authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those predicted.

THE OFFERING

In this summary, the words "Company", "we", "us" and "our" refer only to Falconbridge Limited and not to any of our subsidiaries or joint ventures. The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issue	US$250,000,000 aggregate principal amount of 7.35% notes due 2012.
Maturity Date	June 5, 2012.
Sinking Fund	None.
Interest Payment Dates	June 5 and December 5 of each year, beginning December 5, 2002.
Ranking	The notes will be unsecured obligations ranking equally with all our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures, except to the extent the Company is a creditor of such subsidiaries or joint ventures ranking at least *pari passu* with such other creditors. As of March 31, 2002, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $925.1 million (excluding intercompany liabilities).
Redemption	We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined) plus 30 basis points, together in each case with accrued interest to the date of redemption. See "Description of the Notes — Optional Redemption" in this prospectus supplement.
Form and Denominations	The notes will be represented by a registered global security registered in the name of a nominee of the Depository Trust Company. Beneficial interests in the registered global security will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in definitive form will not be issued.
Use of Proceeds	We estimate that the net proceeds of the offering of the notes will be approximately US$247 million. We intend to use these proceeds to repay amounts outstanding under our commercial paper program. See "Use of Proceeds".
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York (except with respect to the rights, powers, duties and responsibilities of the Trustee under the indenture, which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein).
Risk Factors	See the "Risk Factors" section and the other information included and incorporated by reference into this prospectus supplement and the prospectus for a discussion of facts you should carefully consider before deciding to invest in the notes.

RISK FACTORS

Before making an investment decision, investors should carefully consider the risks and uncertainties described below and in our Management's Discussion and Analysis of financial condition and results of operations incorporated by reference in this prospectus supplement, as contained in our 2001 Annual Report, as well as the other information contained and incorporated by reference in this prospectus supplement and the prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of such risks actually occur, our business, financial condition and operating results could be materially harmed.

Fluctuating Metal Prices

As substantially all of our revenues are derived from the sale of nickel, copper, cobalt and zinc, our earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. We generally do not hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices of the metals we mine have recently been adversely affected by an excess supply situation. There can be no assurance that this excess supply situation will not continue or that a greater excess supply situation will not occur in the future. Any such excess supply condition would have an adverse effect on the prices realized by us for the metals produced by us. The prices for nickel, copper or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Our business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although we maintain insurance to cover some of these risks and hazards to the extent available that we believe is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, our business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires us to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits. There can be no assurance that we will at all times be in compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect our business, financial condition, liquidity or operating results.

Labor Relations

Collective agreements covering our hourly rated employees at our Sudbury, Raglan and Lomas Bayas operations are currently in place. Our contract with unionized hourly production and maintenance workers at our Sudbury operations remains in effect until 2004, our contract with unionized production and maintenance workers at our Raglan operations expires in 2006 and an agreement covering substantially all unionized workers in the Norwegian mining industry, including workers at our Nikkelverk operations, was recently reached in national negotiations. That agreement expires in 2004. Between 2001 and 2002, we experienced a seven-month work stoppage in Sudbury, Ontario before a new collective bargaining agreement was entered into with that operation's hourly rated employees. That strike adversely affected our results of operations for the third and fourth quarters of 2000 and the first quarter of 2001. Our collective agreement covering unionized production and maintenance workers at our Kidd Metallurgical Division operations will expire on September 30, 2002 and our collective agreement with our unionized production and maintenance workers at our Falcondo operations expires on November 1, 2002. We cannot predict at this time whether we will be able to reach a new collective agreement with these or other employees without a work stoppage. Any lengthy work interruptions could materially adversely affect our business, financial condition, liquidity and results of operations.

Uncertainty of Reserve Estimates and Production Estimates

Our reported ore reserves as of year-end 2001 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. We do not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or our operations to be unprofitable in any particular fiscal period.

No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by us in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

We prepare estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, other exchange rates, can significantly impact our earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of our revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at our Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in U.S. dollars while Nikkelverk's costs are incurred in Norwegian kroner. Our consolidated financial statements are expressed in Canadian dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the Canadian dollar and other currencies may give rise to foreign currency exposure, either favorable or unfavorable, which have materially impacted and may in the future materially impact our financial results. We from time to time hedge a portion of our U.S. dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have entered into interest rate swap agreements to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. At March 31, 2002, approximately $1,367 million, or 68 per cent of our total debt of $1,997 million, was subject to variable interest rates. Based upon our level of floating-rate debt as of March 31, 2002, the impact of a 10 per cent change in interest rates, or 19 basis points (based on certain benchmark interest rates as at March 31, 2002), over the course of a full year would change our interest expense $2.6 million over a full year. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, our interest rate swaps, metals hedging and foreign currency and energy risk management activities exposure us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition and results of operation.

Structural Subordination of Notes

In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries and joint venture interests, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries and joint ventures before any assets are made available for distribution to us. As of March 31, 2002, the notes would have been effectively junior to approximately $925.1 million of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests (excluding intercompany liabilities). The Indenture does not limit the ability of our subsidiaries and joint venture interests to incur secured or unsecured indebtedness. Our subsidiaries and joint venture interests generated 53% of our consolidated revenues in the three-month period ended March 31, 2002, and held 67% of our consolidated assets as of March 31, 2002.

Ratings of Notes

The notes have been accorded an "investment grade" rating by two nationally recognized statistical rating organizations in the United States. A rating is not a recommendation to purchase, hold or sell securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. The rating organization may lower the Company's rating in its sole discretion. The rating of the notes will be based primarily on the rating organization's assessment of the likelihood of timely payments of interest and the ultimate payment of principal on the final maturity date. The lowering of the ratings of the notes will not constitute an Event of Default under the Indenture, but could negatively affect the quoted market price, if any, of the notes.

Foreign Operations

Some of our activities and related assets are located in countries outside North America, some of which may be considered to be politically and economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations, increased regulation and approval requirements and governmental regulation, which could adversely affect the economics of projects. We perform a thorough risk assessment on a country by country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourselves.

Legal Proceedings

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on our business, financial condition, liquidity and results of operations.

No Prior Public Market for the Notes

Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, purchasers of notes cannot be sure that an active trading market will develop for the notes.

THE COMPANY

We are engaged in the exploration, development, mining, processing and marketing of metals and minerals. We are also engaged in the custom feed business through the processing and recycling of third-party materials. We have mining and mineral processing facilities in Canada (Sudbury Operations, Raglan, Kidd Mining Division and Kidd Metallurgical Division), Norway (Nikkelverk refinery), the Dominican Republic (Falcondo) and Chile (Lomas Bayas and the Collahuasi joint venture).

Our principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid. We market and sell nickel and cobalt and certain other of our products through marketing and sales offices in Canada, the United States, Belgium and Japan. In 2001, approximately 41% of our revenues were from sales of nickel and ferronickel, 37% from sales of copper, 10% from sales of zinc, 4% from sales of cobalt and 8% from sales of other products.

We believe that we are the third-largest producer of refined nickel in the world. We also believe that we are among the lowest cost major nickel producers in the western world. Approximately 35% of our 2001 combined nickel and ferronickel sales were used in the manufacture of stainless steel. Approximately 56% of our 2001 combined nickel and ferronickel sales by volume were to customers in Europe, 23% to customers in the United States and the balance to customers in Japan, Canada, Mexico, Latin America, Southeast Asia and Korea.

Our business development strategy has been focussed on the development of new nickel and copper deposits, improvement of our mineral processing facilities and upgrading our environmental programs, with the objective of pursuing profitable growth while maintaining our position as a low cost producer of quality metals. In addition to increased profitability, our objective is to maintain a strong balance sheet throughout the business cycle.

Our business activities are conducted through five major nickel and copper operations — Integrated Nickel Operations, Falcondo, Kidd Creek Operations, Collahuasi and Lomas Bayas, all of which are 100% owned, except for Falcondo which is 85.26% owned and Collahuasi which is 44% owned.

Nickel Operations

Integrated Nickel Operations include our activities at Sudbury, Ontario, Raglan, Quebec and Kristiansand, Norway. At Sudbury, we have been mining nickel/copper ores since 1929 from four underground mines. At Raglan, we mine and mill nickel/copper ore from underground and open pit facilities. The concentrate is shipped to the Sudbury smelter and the resulting matte is processed at our Nikkelverk refinery in Kristiansand, Norway. Integrated Nickel Operations also include our custom feed business.

Falcondo has mined and processed nickel laterite ore to produce nickel in ferronickel in the Dominican Republic since 1971.

Copper Operations

Our Kidd Creek Operations consist of the Kidd Mining Division and the Kidd Metallurgical Division. The Mining Division operates the Kidd Creek copper/zinc mine in the Timmins, Ontario area. The Metallurgical Division mills, smelts and refines copper/zinc ores from the Mining Division, processes copper concentrate from our Sudbury operations, and smelts and refines custom feed from other sources including Collahuasi.

We own a 44% interest in the Collahuasi mine in northern Chile. The mine includes two porphyry copper deposits and facilities. In July 2001, we acquired 100% of the Lomas Bayas copper mine which currently operates one open pit mine in Chile. As a result of the same transaction, we also acquired an option to buy the adjacent Fortuna de Cobre copper deposit.

RECENT DEVELOPMENTS

Management Changes

Our board announced that effective June 1, 2002, Derek Pannell has been appointed Deputy Chairman and has stepped down as President and Chief Executive Officer; Aaron Regent, the Executive Vice-President and Chief Financial Officer of Noranda Inc., which owns approximately 57% of Falconbridge, has been appointed our President and Chief Executive Officer; and Lars-Eric Johansson has been appointed Executive Vice-President and Chief Financial Officer of Noranda. Mr. Johansson will continue with his responsibilities with us until a new Chief Financial Officer is identified. The exchange of executives was undertaken to reinforce Noranda's and our efforts to realize benefits from working together.

Ontario Electricity Deregulation

In advance of the deregulation of the electricity market in Ontario, which occurred on May 1, 2002, we entered into financial and physical bi-lateral contracts to fix our price exposure in respect of our electricity requirements for the next three years, to the extent of approximately 40% for one year, 32% for two years and 11% for three years. We believe that such hedging transactions allow us to reduce the impact of electricity price volatility on our financial performance.

New Discovery in Sudbury Basin

On April 16, 2002, we announced that surface drilling on our Nickel Rim South property near Sudbury, Ontario continues to intersect significant mineralization at the main contact of the Sudbury Igneous Complex and in the underlying footwall rocks. Borehole geophysical surveys confirm the potential for extensions to the mineralized zones. Once the current phase of diamond drilling is complete, a preliminary mineral resource estimation will be produced. This will form the foundation for planning future work.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data and other data as at the dates or for the periods indicated. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The financial data should be read in conjunction with our consolidated financial statements and the related notes and management's discussion and analysis included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. In the opinion of management, the financial data provided as at and for the three months ended March 31, 2001 and 2002 contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period.

	Fiscal Year Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001	2002
				(unaudited)	
	(in millions of Canadian dollars, except operating data)				
Consolidated Statement of Earnings Data:					
Revenues	$ 2,173	$ 2,615	$ 2,138	$ 532	$ 526
Operating expenses					
Costs of metal and other product sales	1,470	1,605	1,593	410	371
Selling, general and administrative	104	122	121	30	36
Exploration	34	46	40	6	6
Research and process development	14	28	17	3	3
Other (income)/expenses, net	(39)	(12)	10	(6)	(10)
EBITDA(1)	590	826	357	89	120
Amortization of development and preproduction expenditures	81	72	89	14	25
Depreciation and depletion	212	219	242	58	66
Operating income	297	535	26	17	29
Interest	109	106	87	22	21
Earnings (loss) before taxes and non-controlling interest	188	429	(61)	(5)	8
Income and mining taxes	32	53	(76)	(10)	(11)
Non-controlling interest in earnings (loss) of subsidiaries	3	8	(1)	0	(1)
Earnings for the period	$ 153	$ 368	$ 16	$ 5	$ 20
Dividends on preferred shares	12	12	12	3	3
Earnings attributable to common shares	$ 141	$ 356	$ 4	$ 2	$ 17
Cash flow Data:					
Cash provided by operating activities	$ 349	$ 657	$ 354	$ 136	$ 36
Operating Data:					
Production (dry metric tonnes)(2)					
Refined Nickel	98,591	86,509	89,883	19,906	20,159
Refined Copper	177,113	173,873	205,428	46,495	63,186
Average Prices Realized (US$ per pound)					
Nickel	2.78	4.09	2.79	3.18	2.84
Ferronickel	2.81	3.98	2.85	3.19	2.68
Copper	0.74	0.84	0.70	0.77	0.74

(footnotes on following page)

	December 31, 2001	March 31, 2002
		(unaudited)
	(in millions of Canadian dollars)	
Consolidated Balance Sheet Data:		
Cash and cash equivalents	$ 198	$ 264
Fixed assets	3,988	3,965
Total assets	5,069	5,187
Working Capital	482	491
Long-term debt (including current portion)	1,867	1,997
Shareholders' equity	2,280	2,279

(1) EBITDA consists of earnings before interest expense, income and mining taxes, non-controlling interest and depreciation and amortization. EBITDA is a financial measurement used by investors to compare companies on the basis of operating results and the ability to incur and service debt. However, it is not intended to represent cash flow or results from operations in accordance with Canadian GAAP. EBITDA may not be comparable to similarly titled amounts reported by other companies.

(2) One dry metric tonne equals approximately 2,205 pounds.

USE OF PROCEEDS

We estimate that the net proceeds of the offering of the notes will be approximately US$247 million. We intend to use the net proceeds of this offering to repay amounts outstanding under our commercial paper program. Pending such use, the net proceeds may be invested in short-term marketable securities.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as at March 31, 2002 on an actual basis and as adjusted to give effect to the sale of the notes and the application of the net proceeds therefrom as described under "Use of Proceeds". You should read this information in conjunction with:

- our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement; and
- our Management's Discussion and Analysis incorporated by reference in this prospectus supplement.

	As of March 31, 2002	
	Actual	As Adjusted
	(unaudited) (in millions of Canadian dollars)	
Cash and cash equivalents	$ 264	$ 264
Long-term debt due within one year	$ 245	$ 245
Long-term debt(1)		
Commercial paper	455	61
Notes due November 1, 2006 (US$250 million)(2)	398	398
Notes due September 1, 2005 (US$200 million)(2)	319	319
Debentures due December 8, 2008	175	175
Notes offered hereby(2)	—	398
Collahuasi project debt	405	405
Total debt	1,997	2,001
Other long-term liabilities	595	595
Shareholders' equity		
Common shares (unlimited amount authorized; 176,977,146 issued)	2,176	2,176
Preferred shares, series 1 (unlimited amount authorized; 89,835 issued)	1	1
Preferred shares, series 2 (unlimited amount authorized; 7,910,165 issued)	198	198
Retained earnings (deficit)	(103)	(103)
Cumulative translation adjustment	7	7
Total shareholders' equity	2,279	2,279
Total capitalization	$4,607	$4,611

(1) We also have available to us, subject to certain restrictions, credit facilities in the amount of US$475 million. We are required to maintain unused lines of credit under our credit facilities and cash sufficient to meet our commercial paper obligations.

(2) United States dollar amounts have been translated into Canadian dollars based on the inverse of the noon buying rate on March 31, 2002 of Cdn.$1.00 equals US$0.6275.

DESCRIPTION OF THE NOTES

In this section, the words "Company", "we", "us" and "our" refer only to Falconbridge Limited and not to any of our subsidiaries or joint ventures. The following description of the particular terms of the notes (referred to in the prospectus under the heading "Description of Debt Securities" as the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the Debt Securities set forth in the prospectus. The description is qualified in its entirety by reference to the Indenture, as supplemented, under which the notes are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the prospectus.

General

The notes will be issued under the Indenture. The notes will be direct unsecured obligations of the Company initially issued in an aggregate principal amount of US$250,000,000 and will mature on June 5, 2012.

The notes will bear interest at the rate of 7.35% per annum from June 5, 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 5 and December 5, commencing December 5, 2002, to the Persons in whose names the notes are registered at the close of business on the next preceding May 20 or November 20, respectively.

The Indenture does not limit the ability of the Company to incur additional indebtedness, nor does it limit the ability of the Company's subsidiaries or joint ventures to incur additional secured or unsecured indebtedness. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures, except to the extent the Company is a creditor of such subsidiaries or joint ventures ranking at least *pari passu* with such other creditors. As of March 31, 2002, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $925.1 million (excluding intercompany liabilities).

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

The notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

"Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, plus four others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Book-Entry System

The notes will be represented by one or more Registered Global Securities (the "Registered Global Security") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depository")), or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities — Registered Global Securities" in the prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by the Depository and its participants. Except as described under "Description of Debt Securities — Registered Global Securities" in the prospectus, owners of beneficial interests in the Registered Global Security representing the notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

The Depository has advised the Company and the underwriters as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of Exchange Act. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Purchases of notes under the Depository's system must be made by or through Direct Participants which will receive a credit for such notes on the Depository's records. The ownership interest of each actual purchaser of notes represented by the Registered Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the prospectus and in this prospectus supplement.

To facilitate subsequent transfers, the Registered Global Security representing notes that are deposited by Direct Participants is registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Registered Global Security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts upon the Depository's receipt of funds and corresponding detail information from the Company or the Trustee on the payment date in accordance with their respective holdings shown on the Depository's records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of the Company or the Trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each Holder. If notes in definitive form are issued, the Company will appoint a paying agent in New York for payment of the principal of and any premium and interest on the notes.

The Company may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of this information.

Enforceability of Judgments

Since substantially all of our assets, as well as the assets of most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal, premium, if any, and interest on the notes, may not be collectible within the United States.

We have been informed by McCarthy Tétrault LLP, our Canadian counsel, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Ontario on any final and conclusive judgment in personam of any federal or state court of competent jurisdiction located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a definite sum of money with respect to the enforcement of the Indenture and the notes that is not impeachable as void or voidable under the laws of the State of New York if (1) the New York Court rendering such judgment had jurisdiction according to Ontario conflicts of laws rules over the judgment debtor (and submission by us in the Indenture to the jurisdiction of the New York Court will satisfy this requirement); (2) such judgment was not obtained by fraud or in a manner contrary to "natural justice", or obtained contrary to any order made by the Attorney General of Canada under the *Foreign Extraterritorial Measures Act* (Canada) or by the Competition Tribunal under the *Competition Act* (Canada) and the enforcement thereof would not be inconsistent with public policy, as such terms are applied by the courts in the Province of Ontario; (3) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or public laws in the Province of Ontario; (4) a dispute between the same parties based on the same subject matter has not given rise to a decision rendered by a court in the Province of Ontario or been decided by a foreign authority and the decision meets the necessary conditions for recognition under the laws of the Province of Ontario; (5) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Ontario; (6) interest payable on the notes is not characterized by a court in the Province of Ontario as interest payable at a criminal rate within the meaning of Section 347 of the *Criminal Code* (Canada); (7) the action to enforce such judgment is commenced within the appropriate limitation period; and (8) in the case of a judgement obtained by default, there has been no manifest error in the granting of such judgement, except that any court in the Province of Ontario may only give judgment in Canadian dollars. In the opinion of such counsel, there are no reasons under the present laws of the Province of Ontario for avoiding recognition of such a judgment of a New York Court under the Indenture or on the notes based upon public policy.

RATINGS OF THE NOTES

The following table discloses the credit ratings assigned to the notes by the following rating agencies:

Rating Agency	Rating	Outlook
Standard & Poor's Corporation ("S&P")	BBB–	Stable
Moody's Investors Service, Inc. ("Moody's")	Baa3	Stable
Dominion Bond Rating Service Limited ("DBRS")	BBB (high)	Stable

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

S&P's credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length or time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DBRS's credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

EARNINGS COVERAGE

Our interest requirements on long-term debt and debt expenses net of interest income amounted to approximately $87 million and $86 million for the 12 month periods ended December 31, 2001 and March 31, 2002, respectively, and $100 million and $101 million, after giving effect to the issue of the notes, respectively, for those periods. Our earnings before interest on long-term debt, interest expense, non-controlling interest and income and mining taxes for the 12 month periods ended December 31, 2001 and March 31, 2002 were approximately $26 million and $38 million, respectively. We would have had to earn approximately $61 million and $48 million more during those periods, respectively, in order for our current earnings coverage ratio, calculated in accordance with Canadian securities legislation, to equal one-to-one and $74 million and $63 million more during those periods, respectively, in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation and after giving effect to the issue of the notes, to equal one-to-one.

Our earnings before interest expense, income and mining taxes, non-controlling interest and depreciation and amortization amounted to approximately $357 million and $387 million, respectively, during those periods, which amounts to 4.1 times and 4.5 times our actual interest requirements for those periods, respectively, and 3.6 times and 3.8 times our interest requirements, after giving effect to the issue of the notes, for those periods, respectively.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations as of the date of this prospectus supplement generally applicable to a holder of notes purchased pursuant to this prospectus supplement (a "Holder") who, for the purposes of the *Income Tax Act* (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident, and is not deemed to be resident, in Canada, deals at arm's length with the Company, does not use or hold, and is not deemed to use or hold, the notes in carrying on a business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Canadian Tax Act and the regulations issued thereunder ("Regulations"), the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency and all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by or on behalf of the Minster of Finance (Canada) prior to the date hereof ("Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in the form currently proposed. This summary does not take into account or anticipate any changes in governing law, other than the Proposed Amendments, whether by legislative, governmental or judicial decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

This summary is of general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser of notes. Purchasers of notes are advised to consult their own tax advisors with respect to their particular circumstances.

The payment by the Company of interest or principal on the notes to a Holder will be exempt from Canadian withholding tax. In addition, no other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding or disposition of notes by Holders.

Certain United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax consequences of the acquisition, ownership and disposition of a Note by an initial purchaser thereof that is, for United States federal income tax purposes, an individual citizen or resident of the United States; a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to United States federal income taxation regardless of its source; or, a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions or a trust that has elected to be a United States person (a "U.S. Holder"). This summary is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules (including, for example, non-U.S. Holders, banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, traders who elect to mark-to-market their securities, persons holding a Note as part of a hedging transaction, "straddle", conversion transaction, or other integrated transaction or U.S. Holders whose functional currency is not the U.S. dollar). Prospective purchasers of notes should consult their own tax advisors concerning the application of United States federal income tax law, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular circumstances.

Interest on a Note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. Such interest income will be foreign source income for foreign tax credit purposes.

Upon the sale, exchange or redemption of a Note, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the amount realized on such sale, exchange or redemption (other than amounts received that are attributable to accrued but unpaid interest, which will be taxable as such) and such

U.S. Holder's adjusted tax basis in the Note. Assuming the Note was held by a U.S. Holder as a capital asset, such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year. Such gain or loss generally will be U.S. source gain or loss for foreign tax credit purposes.

The Company or its paying agent will be required to file information returns with the Internal Revenue Service with respect to reportable payments made within the United States to certain U.S. Holders. In addition, U.S. Holders may be subject to United States backup withholding tax (currently at a 30% rate) in respect of such reportable payments unless such U.S. Holders provide their taxpayer identification numbers to the Company or its paying agent and certain other conditions are met. U.S. Holders may also be subject to information reporting and backup withholding requirements with respect to the sale through a broker of a Note. Certain U.S. Holders (including, among others, corporations and certain tax-exempt organizations) are not subject to the information reporting and backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder would be allowed as a refund or a credit against such holder's United States federal income tax provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$125,000,000
Deutsche Bank Securities Inc.	37,500,000
Goldman, Sachs & Co.	37,500,000
CIBC World Markets Corp.	12,500,000
RBC Dominion Securities Corporation	12,500,000
Scotia Capital (USA) Inc.	12,500,000
Trilon International Inc.	12,500,000
Total	US$250,000,000

In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the purchase agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. The obligations of the underwriters under the purchase agreement may also be terminated upon the occurrence of certain stated events.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The closing of the offering is expected to be on or about June 5, 2002 or such other date as may be agreed upon by Falconbridge and the underwriters, but not later than June 19, 2002. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada, or to any resident of Canada, except in certain circumstances exempt from the prospectus requirements of applicable securities laws in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

The representative has advised the Company that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at such public offering price less a concession not in excess of .4% per note. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% per note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of this offering payable by us, not including the underwriting commission, are estimated to be approximately $1.1 million.

No Sales of Similar Securities

The Company has agreed not to, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities for 90 days after the date of this prospectus supplement without first obtaining the prior written consent of the representative of the underwriters.

New Issue of Notes

The notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The Company has been advised by the underwriters that they presently intend to make a market in the notes after completion of this offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with this offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with this offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Certain Relationships

Deutsche Bank Securities Inc., CIBC World Markets Corp., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc. are subsidiaries or affiliates of banks which are lenders under the Company's credit facilities. The aggregate principal amount available under these facilities is US$475 million. The maximum aggregate commitment of the banks under these credit facilities is US$335 million. We are in compliance with the terms of these facilities. As at March 31, 2002, there were no outstanding borrowings under these facilities. The banks were not involved in the decision to offer the notes or the determination of the terms of distribution of the notes.

Brascan Corporation ("Brascan") indirectly owns more than 20% of the voting securities of Trilon International Inc. ("Trilon"), one of the underwriters. Brascan also owns approximately 40% of the voting securities of Noranda Inc., which in turn owns, as at May 28, 2002, approximately 57% of the Company's outstanding common shares. Accordingly, the Company is a related and connected issuer of Trilon under Canadian securities legislation. Trilon is not registered as a broker-dealer under the securities laws of the United States and will not participate in the distribution of the notes in the United States.

Certain of the underwriters and their associates engage in, and may in the future engage in, transactions with, or perform services for, us and our affiliates in the ordinary course of business. They have received customary fees in connection therewith.

LEGAL MATTERS

Certain legal matters in connection with the notes offered hereby will be passed upon for us by McCarthy Tétrault LLP, our Canadian counsel, and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), our U.S. counsel, and for the underwriters by Osler, Hoskin & Harcourt LLP, Canadian counsel for the underwriters, and Shearman & Sterling, U.S. counsel for the underwriters. As of the date hereof, partners and associates of McCarthy Tétrault LLP own, directly or indirectly, in the aggregate, less than one percent of any class of our securities.

EXPERTS

Our audited comparative consolidated financial statements as at and for the years ended December 31, 2001 and 2000 incorporated by reference in this prospectus supplement and the prospectus have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be qualified for sale under the securities laws of Canada, unless the applicable Prospectus Supplement indicates otherwise. See "Plan of Distribution". ***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from George D. Gordon, Secretary and Assistant General Counsel of Falconbridge Limited at the following address: Falconbridge Limited, Suite 1200, 95 Wellington Street West, Toronto, Ontario, Canada, M5J 2V4 (telephone: (416) 956-5700).*

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE

October 1, 2001

FALCONBRIDGE LIMITED

U.S.$600,000,000

Debt Securities

(Unsecured)

Falconbridge Limited (the "Company") may from time to time offer for sale debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") in an aggregate principal amount not to exceed U.S.$600,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$600,000,000 (or the equivalent in other currencies or currency units). The Debt Securities may be offered in one or more series in amounts, at prices and on other terms to be determined at the time of sale. The specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or currency units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of any series of Debt Securities in respect of which this Prospectus is being delivered ("Offered Securities") will be set forth in the accompanying Prospectus Supplement relating thereto.

The Debt Securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the Debt Securities of any series may be issuable in permanent registered global form which will be exchangeable for definitive Debt Securities only under certain conditions. **Unless otherwise specified in any applicable Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any national securities exchange or automated quotation system.**

The Company may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Offered Securities, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents. The offering is subject to approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP, Toronto, Canada and Wilmer, Cutler & Pickering, Washington, D.C.

As a Canadian issuer, we are permitted under a multijurisdictional disclosure system adopted by the United States to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this Prospectus are Canadian residents, and most of our assets are located outside of the United States.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

AVAILABLE INFORMATION

The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended (the "Securities Act"), relating to the Debt Securities, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Company and the Debt Securities.

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information are prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation and location of the public reference facilities. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this Prospectus:

(a) Annual Information Form of the Company dated March 16, 2001 for the year ended December 31, 2000;

(b) audited comparative consolidated financial statements, and the related notes thereto, of the Company as at and for the years ended December 31, 2000 and 1999 and the Auditors' Report thereon contained in the 2000 Annual Report of the Company;

(c) Management's Discussion and Analysis of financial condition and results of operations of the Company contained in the 2000 Annual Report of the Company;

(d) Management Information Circular dated February 23, 2001 for the Company's annual meeting of shareholders held on April 18, 2001 (excluding those portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);

(e) unaudited interim comparative consolidated financial statements of the Company for the three months ended March 31, 2001 and 2000 and press release of the Company dated April 18, 2001 containing Management's Discussion and Analysis relating thereto; and

(f) restated unaudited interim comparative consolidated financial statements of the Company dated as of September 17, 2001 for the six months ended June 30, 2001 and 2000 and Management's Discussion and Analysis relating thereto.

Any documents of the type referred to in the preceding paragraph and in material change reports (excluding confidential material change reports) and any exhibits to unaudited interim comparative consolidated financial statements which contain up-dated earnings coverage ratios filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus.

Copies of the documents incorporated by reference herein may be obtained on request without charge from George D. Gordon, Secretary and Assistant General Counsel, Falconbridge Limited, Suite 1200, 95 Wellington Street West, Toronto, Canada, M5J 2V4, telephone (416) 956-5700.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new Annual Information Form and the related annual comparative consolidated financial statements being filed by the Company with, and, where required, accepted by, the appropriate securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form, annual comparative consolidated financial statements and all interim comparative consolidated financial statements, material change reports and information circulars filed by the Company prior to the commencement of the Company's fiscal year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

A Prospectus Supplement containing the specific terms in respect of any offering and sale of Debt Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for purposes of the offering of such Debt Securities by such Prospectus Supplement.

In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate" and similar expressions are generally intended to identify forward-looking statements. Such statements represent the Company's internal projections, expectations or belief concerning, among other things, future operating results and various components thereof, or the Company's future economic performance.

The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond Falconbridge's ability to control or predict. These risks and uncertainties include, among other things, business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian-U.S. dollar exchange rate and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations, and other risks and uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted.

THE COMPANY

The Company is an international mining and metals corporation existing under the laws of the Province of Ontario, Canada. The Company's common shares are listed on The Toronto Stock Exchange and trade under the symbol "FL". Its head and principal offices are located at Suite 1200, 95 Wellington Street West, Toronto, Canada, M5J 2V4. Falconbridge Limited is referred to in this Prospectus as the "Company" and, together with its subsidiaries and joint venture interests, is referred to as "Falconbridge".

Falconbridge is one of the world's largest producers of nickel and a significant producer of copper. It also produces zinc, cobalt, platinum group metals, gold, silver, cadmium, indium and sulphuric acid and is a processor of custom feed from third parties. Falconbridge sells these commodities to its customers throughout the world. Falconbridge's total assets were $4,911 million at June 30, 2001.

Noranda Inc. owns 97,701,580 common shares of the Company, which, as at September 27, 2001, represented approximately 55.2% of the then outstanding common shares.

RECENT DEVELOPMENTS

Acquisition of Lomas Bayas

On July 26, 2001, Falconbridge acquired the Lomas Bayas copper mine in northern Chile for an aggregate purchase price of U.S.$177.1 million less U.S.$112.7 million by the assumption of third-party debt. Production from the mine, which began operating in 1998, was 51,292 tonnes of copper cathode in 2000. It is Falconbridge's intention to expand production to 60,000 tonnes annually, thereby increasing Falconbridge's annual copper output by 20% to more than 300,000 tonnes.

The acquisition included the adjacent Fortuna de Cobre copper property which will require payment of an additional U.S.$15 million not later than July 26, 2006, failing which the property will be returned to its former owner.

Credit Facilities

In July 2001, the Company renewed its unsecured term evergreen credit facilities and extended their term until July 8, 2004. The aggregate principal amount available under these facilities is U.S.$475 million. As at August 31, 2001, there were no outstanding borrowings under these facilities.

Commercial Paper Program

In July 2001, the Company instituted a commercial paper program for the issue of unsecured promissory notes having maturities of up to 365 days in an aggregate principal amount not to exceed U.S.$500 million or the equivalent in any other currency. As at August 31, 2001, U.S.$189 million and Cdn.$185 million of notes were outstanding under the program. Liquidity support for the notes is provided by an obligation on the part of the Company to maintain unused lines of credit and cash sufficient to meet note payments at maturity.

Falcondo Shutdown

On August 27, 2001, the Company's 85% owned subsidiary, Falconbridge Dominicana, C. por. A. ("Falcondo"), announced a planned three month shutdown, effective October 28, 2001, of its ferronickel operations in the Dominican Republic, as the result of a combination of high fuel costs and low nickel prices. Falcondo will conduct maintenance and other work during this period. The shutdown would reduce output by 8,000 tonnes of nickel in ferronickel, which represents approximately 30% of Falcondo's annual nickel output.

USE OF PROCEEDS

Except as otherwise set forth in a Prospectus Supplement, the net proceeds to the Company from the sale of Debt Securities will be used to repay indebtedness of the Company outstanding from time to time, to make equity investments in and advances to subsidiaries of the Company, for capital expenditures and investment programs and for other general corporate purposes. Pending such application, such net proceeds may be invested in short-term marketable securities. Specific information about the use of proceeds from the sale of any Offered Securities will be set forth in the applicable Prospectus Supplement. The Company may from time to time issue debt securities and incur additional indebtedness otherwise than through the offering of Debt Securities pursuant to this Prospectus.

EARNINGS COVERAGE

The interest coverage ratios set forth below have been prepared on a consolidated basis and are included in this Prospectus in accordance with Canadian disclosure requirements. They have been calculated using financial information prepared in accordance with Canadian generally accepted accounting principles and do not give pro forma effect to any offering of Debt Securities or to any change in indebtedness subsequent to the dates indicated below.

The interest coverage ratios, calculated on a consolidated basis for the twelve-month periods ended December 31, 2000 and June 30, 2001, are 5.1 times and 2.5 times, respectively, annual interest requirements. As disclosed elsewhere, income for the six months ended June 30, 2001 was negatively affected by lower metal prices and the strike at Sudbury Operations.

For calculation purposes, reported net earnings have been increased by net interest charges on long-term debt and debt expenses, the minority shareholders' interest in earnings of subsidiary companies and income and mining taxes.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Unless otherwise specified in a Prospectus Supplement, the Debt Securities will be issued under a trust indenture dated as of August 21, 1995 between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Trustee"), as supplemented by a first supplemental indenture dated as of September 12, 2001 between the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada (collectively, the "Indenture"). The Indenture is subject to the provisions of the *Business Corporations Act* (Ontario) and, consequently, is exempt from the operation of certain provisions of the United States Trust Indenture Act of 1939, as amended, pursuant to Rule 4d-9 thereunder. A copy of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete. Such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated by reference herein as part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

General

The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and/or other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or currency units based on or relating to foreign currencies, including Euros. Special Canadian and United States federal income tax considerations applicable to any Securities so denominated will be described in the Prospectus Supplement relating thereto. The Securities offered pursuant to this Prospectus will be limited to U.S.$600 million (or the equivalent in other currencies or currency units) aggregate principal amount or, if any Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$600,000,000 (or the equivalent in other currencies or currency units). Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Company to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount. (Section 301) As of the date hereof, U.S.$450 million of Securities were issued under the Indenture.

The applicable Prospectus Supplement will set forth the following terms relating to the Offered Securities: (a) the specific designation of the Offered Securities; (b) any limit on the aggregate principal amount of the Offered Securities; (c) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity; (d) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are in registered form ("Registered Securities"); (e) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (f) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form ("Bearer Securities") and as to exchanges between registered form and bearer form; (g) whether the Offered Securities will be issuable in the form of one or more registered global securities

("Registered Global Securities") and if so the identity of the Depository for such Registered Global Securities; (h) the denominations in which Registered Securities will be issuable, if other than denominations of U.S.$1,000 and any multiple thereof, and the denominations in which Bearer Securities will be issuable if other than U.S.$5,000; (i) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (j) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (k) any index formula or other method pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined; and (l) any other terms of the Offered Securities, including covenants and Events of Default which apply solely to the Offered Securities, or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities. (Section 301) Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company.

Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. (Section 301) The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

The Securities and any coupons appertaining thereto will be unsecured and will rank *pari passu* with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Securities will be issued only in fully registered form without coupons and in denominations of U.S.$1,000 or any integral multiple thereof. (Section 302) Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. Bearer Securities and the coupons applicable thereto will be transferable by delivery. (Section 305)

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and any premium and interest on Registered Securities (other than Registered Global Securities) will be made at the office or agency of the Trustee in Toronto, Ontario, Canada, except that, at the option of the Company, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

Registered Global Securities

The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. (Section 301) Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)

The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Securities, or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue Registered Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Registered Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series. (Section 305)

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

"*Associate*" of any specified Person means a corporation of which that Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of that corporation for the time being outstanding.

"*Government Obligations*" means, unless otherwise specified with respect to any series of Securities pursuant to the Indenture, securities which are (a) direct obligations of the government which issued the currency in which the Securities of a particular series are payable or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

"*Holder*" means, in the case of a Registered Security, the Person in whose name a Security is registered in the Security Register and, in the case of a Bearer Security, the bearer thereof and, in the case of a coupon, the bearer thereof.

"*Lien*" means, with respect to any property or assets, any mortgage, charge, hypothec, pledge or other security or encumbrance on such property or assets.

"*Maturity*", when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the stated maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

"*Officers' Certificate*" means a certificate signed by the Chairman, the President or a Vice President and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, and delivered to the applicable Trustee.

"*Opinion of Counsel*" means a written opinion of counsel, who may be counsel for the Company, including an employee of the Company, and who shall be acceptable to the Trustee.

"*Original Issue Discount Security*" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof.

"*Person*" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"*Purchase Money Mortgage*" means any Lien created upon any real or personal property or assets of the Company to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements.

"*Securities*" means the Company's unsecured debentures, notes or other evidences of indebtedness authenticated and delivered under the Indenture.

"*Shareholders' Equity*" means, at any date, the aggregate of the dollar amount of the outstanding share capital of the Company, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in the most recent audited consolidated balance sheet of the Company.

"*Subsidiary*" of any specified Person means a corporation that is (a) controlled by that Person, by that Person and one or more other corporations each of which is controlled by that Person or by two or more other corporations each of which is controlled by that Person, or (b) a Subsidiary of a corporation that is that Person's Subsidiary. For the purposes hereof, "control" of a corporation by a specified Person means that (a) voting securities of such corporation carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of that Person, and (b) the votes carried by such voting securities are sufficient, if exercised, to elect a majority of the board of directors of such corporation.

Negative Pledge

The Indenture includes a covenant of the Company to the effect that, so long as any Securities are Outstanding, the Company will not create any Lien on any of its property or assets to secure any indebtedness for borrowed money or interest thereon (or any liability of the Company under any guarantee or endorsement or other instrument under which the Company is contingently liable, either directly or indirectly, for borrowed money or interest thereon) without also at the same time or prior thereto securing its indebtedness under the Indenture so that the Securities then Outstanding are secured equally and ratably with such other indebtedness or liability, except that this covenant shall not apply to, nor operate to prevent:

(a) any security given in the ordinary course of business to secure any indebtedness payable on demand or maturing within 12 months of the date that the indebtedness is originally incurred, so long as:

  (1) the security is given at the time the indebtedness is incurred;

  (2) the indebtedness does not replace or is not used for the purpose of retiring or repaying any outstanding unsecured indebtedness of the Company, and

  (3) the security is given in the ordinary course of business and does not constitute security on fixed assets or security on the shares of any Subsidiary or Associate of the Company;

(b) any Purchase Money Mortgage;

(c) any security to secure indebtedness incurred for the construction of townsites, employee housing, warehouses or office premises;

(d) any security on any interest (direct or indirect) of the Company in any resource property (which term includes all property, assets and rights related or incidental to, or used in connection with, the resource property) or on the shares of the Company in any Subsidiary or Associate of the Company having as its principal asset any interest (direct or indirect) in any resource property, where that resource property has not been in commercial production during the 12 month period ending on the date of the Indenture, or has not been in commercial production during the 12 month period ending at the time of imposition of the security, to secure any indebtedness incurred for the development or improvement of that resource property, or the development or improvement of any other resource property of the Company or any Subsidiary or Associate of the Company that has not been in commercial production during the 12 month period ending on the date of the Indenture or has not been in commercial production during the 12 month period ending at the time of the imposition of such security;

(e) any renewal, refunding or extension of any security or encumbrance referred to in the foregoing clauses (a) to (d), or of any security or encumbrance on any of its property or assets in existence at the time of acquisition thereof, in which the principal outstanding after such renewal, refunding or extension is not increased and the security or encumbrance is limited to the property or assets originally subject thereto and any improvements thereon; or

(f) any security or encumbrance, other than those referred to in the foregoing clauses (a) to (e), created by the Company if, after giving effect to the creation of such security or encumbrance, the aggregate principal amount of the indebtedness secured by such security or encumbrance would not be greater than 5% of Shareholders' Equity.

(Section 1008)

Mergers, Amalgamations, Consolidations and Certain Sales of Assets

The Company may not consolidate or amalgamate with or merge into any other corporation or convey, transfer or lease all or substantially all of its property and assets to any Person in a consolidation, amalgamation or merger in which the Company is not the surviving corporation or conveyances, leases and transfers by the Company as transferor or lessor unless: (a) the corporation formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all of the properties and assets of the Company (1) shall be organized under the laws of the United States or any state thereof or the District of Columbia or of Canada or any province thereof, and (2) unless such assumption shall occur by operation of law, shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (b) immediately after giving effect to such transaction, no Event of Default or event that, with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; and (c) the Company or such Person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that all conditions precedent relating to such transaction have been complied with. (Section 801)

If, as a result of any such transaction, any property or assets of the Company become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Negative Pledge" covenant above without equally and ratably securing the Securities, the Company, prior to or simultaneously with such transaction, will cause the Securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien. (Section 803)

Events of Default

The following are summaries of Events of Default under the Indenture with respect to Securities of any series: (a) default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of (or any premium on) any Security of that series at its Maturity; (c) default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture in respect of the Securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after written notice to the Company by the Trustee or by the Holders of at least 25% in principal amount of all Outstanding Securities of all series affected thereby; (e) the continuing default by the Company under any obligation to repay borrowed money, or in the performance or observance of any agreement or condition in respect of borrowed money, or the continuing demand by any creditor or creditors for payment of indebtedness payable on demand where, as a result of such default or demand, indebtedness exceeding 5% of Shareholder's Equity becomes due and payable; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Events of Default provided with respect to the Securities of that series. (Section 501)

If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Outstanding Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the Outstanding Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of all Outstanding Securities (as a class) may declare the principal amount (or, if the Securities of any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Outstanding Securities and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. However, at any time after a declaration of acceleration with respect to the Outstanding Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in principal amount of the Outstanding Securities of such series, by written notice to the Company and the Trustee, may, under certain circumstances, rescind and annul such acceleration. (Section 502) Reference is made to the Prospectus Supplement relating to each series of Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of any Event of Default and the continuation thereof.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 602) Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the Holders of a majority in principal amount of the

Outstanding Securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default. (Section 512)

No Holder of a Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (b) the Holders of at least 25% in principal amount of the Outstanding Securities of all series affected by such Event of Default (as a class) have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series affected by such Event of Default (as a class) a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by the Holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security. (Section 508)

The Company will be required to furnish to the Trustee annually a statement by an officer of the Company as to his or her knowledge of the Company's compliance with all conditions and covenants under the Indenture. (Section 1004)

Defeasance

The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of Securities or the maintenance of a Place of Payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (a) the Company has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (b) the Company has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Securities of such series include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (d) the Company is not an "insolvent person" within the meaning of the *Bankruptcy and Insolvency Act* (Canada); (e) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940; and (f) other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.

The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with the "*Negative Pledge*" covenant and certain other covenants and such omission shall not be deemed to be an

Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Securities ("Covenant Defeasance"). If the Company exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (a) the Company has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (b) the Company has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Securities include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (d) the Company is not an "insolvent person" within the meaning of the *Bankruptcy and Insolvency Act* (Canada); (e) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940; and (f) other customary conditions precedent are satisfied. (Article Fourteen)

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series affected by such modification or amendment; *provided however*, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security of such affected series, (a) change the Stated Maturity of the principal of, or any instalment of interest on, such Outstanding Security; (b) reduce the principal of, or the premium, if any, or interest on, such Outstanding Security; (c) reduce the amount of the principal of such Outstanding Security payable upon the acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, or the premium, if any, or interest on, such Outstanding Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to such Outstanding Security; (f) reduce the percentage of Outstanding Securities of such series necessary to modify or amend the Indenture; (g) reduce the percentage of principal amount of Outstanding Securities of such series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified. (Section 902)

The Holders of a majority in principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in principal amount of Outstanding Securities of all series with respect to which an Event of Default shall have occurred and be continuing, on behalf of the Holders of all Outstanding Securities of such series, may waive such Event of Default, except a default in the payment of principal, premium or interest. (Section 513)

Consent to Jurisdiction and Service

The Company has appointed CT Corporation System, 111 Eighth Avenue, New York, New York, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the City of New York and submits to such jurisdiction. (Section 113)

Governing Law

The Indenture and the Securities will be governed by the laws of the State of New York except with respect to the rights, powers, duties and responsibilities of the Trustee under the Indenture, which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 111)

The Trustee

The Trustee under the Indenture is Computershare Trust Company of Canada, Toronto, Ontario.

PLAN OF DISTRIBUTION

The Company may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents.

The applicable Prospectus Supplement will set forth the terms of an offering, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the proceeds to the Company from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such Prospectus Supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

The Debt Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless the applicable Prospectus Supplement indicates otherwise with respect to the Offered Securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of Offered Securities will agree that, unless the applicable Prospectus Supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such Offered Securities, purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange or automated quotation system. Certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities of any series.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, certain matters of Canadian law will be passed upon for the Company by Fasken Martineau DuMoulin LLP, Toronto, Canada. With respect to certain matters of United States law, the Company will be represented by Wilmer, Cutler & Pickering, Washington, D.C.

EXPERTS

The audited comparative consolidated financial statements of the Company as at and for the years ended December 31, 2000 and 1999 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the Commission as part of the Registration Statement of which this Prospectus forms a part: consents of Deloitte & Touche LLP, Fasken Martineau DuMoulin LLP and Wilmer, Cutler & Pickering; powers of attorney; and the Indenture. The documents listed in the prospectus under "Documents Incorporated by Reference" have been incorporated into the Registration Statement by reference to documents that the Company has previously filed with the Commission.

US$250,000,000

FALCONBRIDGE LIMITED

7.35% Notes due 2012

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Deutsche Bank Securities

Goldman, Sachs & Co.

CIBC World Markets

RBC Capital Markets

Scotia Capital

Trilon International Inc.

May 30, 2002